UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)

iHOOKUP SOCIAL, INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

451733208

(CUSIP Number)

August 5, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 451733208	13G	Page 2 of 6 Pages

1. NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☒

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – None

6. SHARED VOTING POWER – 12,807,286 shares of Common Stock

7. SOLE DISPOSITIVE POWER – None

8. SHARED DISPOSITIVE POWER – 12,807,286 shares of Common Stock

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

12,807,286 shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES          ☒

The aggregate amount in row 9 represents the maximum amount of shares that Alpha Capital Anstalt can beneficially control under a contractually stipulated 9.9% ownership restriction. The full conversion and/or exercise of Alpha Capital’s securities would exceed this limitation.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12. TYPE OF REPORTING PERSON

CO

CUSIP No. 451733208	13G	Page 3 of 6 Pages

1. NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Coventry Enterprises, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☒

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – None

6. SHARED VOTING POWER – 12,807,286 shares of Common Stock

7. SOLE DISPOSITIVE POWER – None

8. SHARED DISPOSITIVE POWER – 12,807,286 shares of Common Stock

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

12,807,286 shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        ☒

The aggregate amount in row 9 represents the maximum amount of shares that Coventry Enterprises, LLC can beneficially control under a contractually stipulated 9.9% ownership restriction. The full conversion and/or exercise of Coventry Enterprises, LLC’s securities would exceed this limitation.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12. TYPE OF REPORTING PERSON

OO

CUSIP No. 451733208	13G	Page 4 of 6 Pages

ITEM 1 (a) NAME OF ISSUER: iHookup Social, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

125 E. Campbell Avenue, Campbell, CA 95008

ITEM 2 (a), (b) and (c) - NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This Schedule 13G is being filed on behalf of Alpha Capital Anstalt and Coventry Enterprises LLC (collectively, the “Reporting Persons”). As of August 5, 2015, each of Alpha Capital Anstalt and Coventry Enterprises LLC may be deemed the beneficial owner of 12,807,286 shares of Common Stock.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Alpha Capital Anstalt is: Lettstrasse 32, FL-9490 Vaduz, Furstentums, Liechtenstein.

The principal business office of Coventry Enterprises, LLC is 80 S.W. 8th Street, #2000, Miami, FL 33130.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.0001 per share

ITEM 2 (e) CUSIP NUMBER: 451733208

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 12,807,286 shares of Common Stock

(b) PERCENT OF CLASS: 9.9%

CUSIP No. 451733208	13G	Page 5 of 6 Pages

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i) SOLE POWER TO VOTE OR DIRECT THE VOTE

            None

      (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

            12,807,286 shares of Common Stock

     (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

             None

     (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

            12,807,286 shares of Common Stock

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

             Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

             Not applicable

CUSIP No. 451733208	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2015
(Date)

Alpha Capital Anstalt

By: /s/ Konrad Ackermann
(Signature)

Konrad Ackermann, Director
(Name/Title)

Coventry Enterprises, LLC

By: /s/ Jack Bodenstein
(Signature)

Managing Member
(Name/Title)

CUSIP No. 451733208	13G	Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock of iHookup Social, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 10, 2015.

Alpha Capital Anstalt

By: /s/ Konrad Ackermann
(Signature)

Konrad Ackermann, Director
(Name/Title)

Coventry Enterprises, LLC

By: /s/ Jack Bodenstein
(Signature)

Managing Member